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November 6, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joanna Lam and Shannon Buskirk

Re:	Goldenstone Acquisition Limited

Form 10-K for the Fiscal Year ended March 31, 2023

Filed July 14, 2023

File No. 001-41328

Dear Ms. Lam and Ms. Buskirk:

On behalf of our client, Goldenstone Acquisition Limited, a Delaware company (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 16, 2023 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended March 31, 2023 (the “Original Filing”) and the Company’s letter to the Staff dated September 26, 2023 (the “Initial Response Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. With respect to each comment, the Company has set forth the proposed revisions to the Original Filing and have marked the proposed changes from the Company’s proposed revisions in response to the Initial Response Letter.. Assuming these changes are acceptable to the Staff, the Company would reflect these changes in an amendment to the Original Filing (the “Amended 10-K”).

Form 10-K for the Fiscal Year ended March 31, 2023

Business, page 1

1.	We note your response to prior comment 3 and reissue in part. We note you indicate that your officers and four of five of your directors are US citizens. The fifth director, Nan Sun, is a Chinese citizen. Further, there is uncertainty if any officers and directors of the post-combination entity will be located inside the Unites States. Please amend your disclosures to clearly identify which officers and directors are currently located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: Mr. Sun, while a Chinese citizen, resides in the United States so it would not be accurate to identify him as someone who resides in China or Hong Kong. Please see the proposed marked changes to the proposed disclosure provided in the Initial Response Letter.

Enforceability of Civil Liability

Our officers and four of five of our directors are US citizens and reside in the United States. The fifth director, Nan Sun, is a Chinese citizen and also resides in the United States. Further, there is uncertainty if any officers and directors of the post-combination entity will be located inside the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to effect service of process within the United States upon us or any future director or officer that resides in China or Hong Kong, or to enforce judgments in China, Macau or Hong Kong that are obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments in China, Macau, or Hong Kong that are obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us or any future director or officer that resides in China or Hong Kong ~~and our officers and directors~~.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. At present, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States and many other countries and regions, and you may have to incur substantial costs and contribute significant time to enforce civil liabilities and criminal penalties in reliance on legal remedies under PRC laws. As a result, there is no guarantee that a PRC court would enforce a judgment rendered by a court in the U.S. Recognition and enforcement in the PRC of judgement of United States courts in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Risk Factor

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report ~~prospectus~~ based on foreign laws. It will be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

It may be difficult for investors to effect service of process within the United States upon us or any future director or officer that resides in China or Hong Kong ~~or these persons~~, or to enforce judgments in China, Macau, or Hong Kong that are obtained in U.S. courts against us or any future director or officer that resides in China or Hong Kong ~~or them~~, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments in China, Macau, or Hong Kong that are obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us or any future director or officer that resides in China or Hong Kong ~~and our officers and directors~~.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. At present, China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, there is no guarantee that a PRC court would enforce a judgment rendered by a court in the U.S.

It will be difficult for you or overseas regulators to conduct investigations or collect evidence within China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the State Council and the competent departments of the State Council.

Risk Factor, page 10

2.	We note your response to prior comment 6, indicating that you may be required to liquidate if you cannot complete an initial business combination by June 21, 2014. However, in your Form 8-K filed on September 28, 2023, you indicated the initial business combination date has been extended to June 21, 2024. Please resolve this inconsistency and amend your disclosures accordingly.

Response: The Risk Factor has been corrected to eliminate the typographical error. The change from the prior response is marked below.

Our board of directors consists of five members. All but one of our directors is a citizen of the United States. In addition, two members of Goldenstone Capital LLC, one of our sponsor entities, are foreign persons. In addition, we have not yet entered into an agreement for our initial business combination. Therefore, we do not know whether the target or the nature of its business could make the transaction subject to U.S. foreign regulations or review by a U.S. government entity. As a result, it is possible that the Business Combination may be subject to a CFIUS review, the scope of which was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”), to include certain non-passive, non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subjects certain categories of investments to mandatory filings. If the Business Combination falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company without first obtaining CFIUS clearance, which may limit the attractiveness of or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by the CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete an initial business combination by June 21, ~~2014~~ 2024 if the Company extends the Business Combination Period to the fullest extent) because the review process drags on beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.”

* * * * *

Please do not hesitate to contact Joan Guilfoyle at (202) 524-8467 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Loeb & Loeb LLP

cc:	Eddie Ni

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